Kalos Capital, Inc.

Statement of Income
For the Year Ended December 31, 2015

Revenues		
Commission and other fee revenue	$	29,967,111
Other revenue		**-**
Total revenues		**29,967,111**
Operating expenses		
Commissions		**21,666,850**
General and administrative		**5,625,911**
Total operating expenses		**27,292,761**
Net income	**$**	**2,674,350**

The accompanying notes are an integral part of these financial statements.